Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated June 6, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Irene Lin Bian
	Name:	Irene Lin Bian
	Title:	Principal Financial and Accounting Officer

Date: June 6, 2011

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Irene Bian, Financial Controller	Ms. Linda Salo, Sr. Financial Writer
Phone: +86-21-51518888 Ext. 2148	Phone: +1-646-922-0894
Email: irenebian@chinadrtv.com	Email: linda.salo@ccgir.com
http://ir.chinadrtv.com
Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

FOR IMMEDIATE RELEASE

Board of Directors of Acorn International Considering Tender Offer Commenced by Bireme Limited

SHANGHAI, China, June 6, 2011 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct sales and distribution sales platforms, today confirmed that Bireme Limited, a Cayman Islands company (“Bireme”), has commenced a cash tender offer to acquire ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Acorn, and American Depositary Shares (“ADSs”), each representing three Ordinary Shares, in an aggregate amount not to exceed 20,000,000 Ordinary Shares, for $2.00 per Ordinary Share, which represents $6.00 per ADS.

As disclosed in the materials submitted to the Board of Directors of Acorn (the “Board”) by Bireme in connection with the tender offer, the two shareholders of Bireme are Ritsuko Hattori-Roche, who is the wife of Robert Roche, the co-founder and the Chairman of the Board of Directors of Acorn, and Don Dongjie Yang, who is a co-founder, the Chief Executive Officer and a member of the Board of Directors of Acorn.

The tender offer is under consideration by the members of the Board who are unaffiliated with Bireme, Mr. Roche, Ms. Hattori-Roche and Mr. Yang. The Board of Directors of Acorn will consult with its legal and financial advisors to assist it in its consideration and evaluation of the tender offer.

On or before June 17, 2011 (the tenth business day from commencement of the offer as required by the tender offer rules), Acorn intends to file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D — 9 stating whether the Board recommends acceptance or rejection of the tender offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer, as well as setting forth the Board’s reasons for its position with respect to the tender offer. Accordingly, Acorn shareholders are urged to defer making any determination whether to accept or reject such tender offer until they have been advised of the Board’s position with respect to the tender offer.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time, other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include third-party bank channels, outbound calls, catalogs and Internet. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Note to Shareholders

In response to the tender offer commenced by Bireme, Acorn will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Acorn shareholders are advised to read Acorn’s Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it becomes available), as well as any other documents filed by Acorn in connection with the tender offer commenced by Bireme, free of charge at the SEC’s website at www.sec.gov, or from Acorn at http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements.” The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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